Raymond James Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**NT 10-K**
Reporting Period / Event Date:	**06/29/10**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	NT 10-K
Live File	on
Return Copy	on
Submission Contact	Toni S. Matthews
Submission Contact Phone Number	727-567-4812
Exchange	NONE
Confirming Copy	off
Filer CIK	0000881716
Filer CCC	xxxxxxxx
Period of Report	06/29/10
Notify via Filing website Only	off
Emails	toni.matthews@raymondjames.com
	sharon.wright@raymondjames.com
	tracy.allen@raymondjames.com

Documents

NT 10-K	**ntk10033110.htm**
	GATEWAY III EXTENSION FOR 03/31/10 10K

Module and Segment References

Module/Segment	M
Module/Segment Nickname	EXTENSION
Module/Segment Filer CIK	0000881716
Module/Segment Filer CCC	xxxxxxxx

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>NT 10-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Toni S. Matthews</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4812</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000881716</value></field>
                <field sid="SubFiler_filerCcc_"><value>s7qtzpo@</value></field>

                <field sid="SubTable_periodOfReport_"><value>06/29/10</value></field>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>ntk10033110.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>NT 10-K</value></combobox>
                <field sid="SubDocument_description_"><value>GATEWAY III EXTENSION FOR 03/31/10 10K</value></field>
                <data sid="data1"><filename>ntk10033110.htm</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>toni.matthews@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>sharon.wright@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>tracy.allen@raymondjames.com</value></field>
        </page>
        <page sid="PAGE4">
                <popup sid="ModSegReferenceData_modOrSegFlag_"><value>M</value></popup>
                <field sid="ModSegReferenceData_nickName_"><value>EXTENSION</value></field>
                <field sid="ModSegReferenceData_cik_"><value>0000881716</value></field>
                <field sid="ModSegReferenceData_ccc_"><value>s7qtzpo@</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-21762

(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR
           [ ] Form N-CSR   [ ] Form 10-Q   [ ] Form 10-D

For Period Ended: <u>March 31, 2010</u>

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

GATEWAY TAX CREDIT FUND III LTD.
Full Name of Registrant

Former Name if Applicable

880 CARILLON PARKWAY
Address of Principal Executive Office

ST. PETERSBURG, FLORIDA 33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, or transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

1) The Company will be unable to compile the necessary financial information required to prepare a complete filing in a timely manner without unreasonable effort or expense. Therefore, it was not able to file the periodic report by the mandated deadline. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Toni S. Matthews   (727) 567-4812
(Name)   (Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes   [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GATEWAY TAX CREDIT FUND III LTD.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010
By: /s/ Toni S. Matthews
Toni S. Matthews, Vice President – Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner)